UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33343

Media & Entertainment Holdings, Inc.
(Exact name of registrant as specified in its charter)

230 Park Avenue, Suite 1000, New York, NY 10169 (212) 551-1498
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Units, each consisting of one share of Common Stock and one Warrant
Common Stock, par value $0.0001 per share
Warrants, exercisable for one share of Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Units	1
Common Stock	7
Warrants	1

Pursuant to the requirements of the Securities Exchange Act of 1934, Media & Entertainment Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 12, 2009	By: /s/ Robert Clauser
Robert Clauser
Executive Vice President, Chief Financial Officer and Assistant Secretary